EXHIBIT 99.1

Aptose to Present at the Bloom Burton & Co. Healthcare Investor Conference 2018

SAN DIEGO and TORONTO, April 24, 2018 (GLOBE NEWSWIRE) -- Aptose Biosciences Inc. (“Aptose” or the “Company”) (NASDAQ:APTO) (TSX:APS), a clinical-stage company developing highly differentiated therapeutics that target the underlying mechanisms of cancer, today announced that William G. Rice, Ph.D., Chairman, President and Chief Executive Officer, and Gregory K. Chow, Senior Vice President and Chief Financial Officer, will participate at the Bloom Burton & Co. Healthcare Conference on Wednesday, May 2, 2018 at 1:30 p.m. EDT:

Time:	1:30 p.m. EDT
Date:	Wednesday, May 2, 2018
Location:	Sheraton Centre Toronto Hotel, Toronto, Canada
Live webcast:	http://wsw.com/webcast/bloomburton3/apto

The audio webcast can also be accessed through the Aptose website at www.aptose.com and will be archived shortly after the live event and available for 90 days.

About Aptose Biosciences

Aptose Biosciences is a clinical-stage biotechnology company committed to developing personalized therapies addressing unmet medical needs in oncology. Aptose is advancing new therapeutics focused on novel cellular targets on the leading edge of cancer. The company's small molecule cancer therapeutics pipeline includes products designed to provide single agent efficacy and to enhance the efficacy of other anti-cancer therapies and regimens without overlapping toxicities. For further information, please visit www.aptose.com.

About the Conference

The Bloom Burton & Co. Healthcare Investor Conference brings together U.S., Canadian and international investors who are interested in the latest developments in the Canadian healthcare sector.  Attendees will have an opportunity to obtain corporate updates from the premier Canadian publicly traded and private companies through presentations and private meetings.

About Bloom Burton & Co.:

Bloom Burton & Co. (Bloom Burton Securities Inc.) is a firm dedicated to accelerating returns in the healthcare sector for both investors and companies.  Bloom Burton has an experienced team of medical, scientific, pharmaceutical, legal and capital markets professionals who perform a deep level of diligence, which combined with our creative entrepreneurial approach, assists our clients in achieving the right monetization events.  Bloom Burton and its affiliates provide capital raising, M&A advisory, equity research, business strategy and scientific consulting, advisory on direct investing and company creation and incubation services.  Bloom Burton Securities Inc. is a member of the Investment Industry Regulatory Organization of Canada (IIROC) and is also a member of the Canadian Investor Protection Fund (CIPF).

For further information, please contact:

Aptose Biosciences
Greg Chow, CFO
647-479-9828
Email: gchow@aptose.com

SMP Communications Susan Pietropaolo 201-923-2049 susan@smpcommunications.com	LifeSci Advisors Michael Wood Managing Director 646-597-6983 mwood@lifesciadvisors.com